Exhibit 99.15

Blue Moon Metals Announces Closing of C$86.5 Million “Bought Deal” Public Offering

The shelf prospectus supplement, the corresponding base shelf prospectus and any amendment to the documents are accessible through SEDAR+

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, Ontario – October 1, 2025 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; OTCQX: BMOOF), is pleased to announce that it has closed its previously announced “bought deal” public offering of common shares of the Company (the “Common Shares”). Scotia Capital Inc. and Canaccord Genuity Corp., acted as joint bookrunners on behalf of a syndicate of underwriters, including Cormark Securities Inc., acting as co-lead manager, Haywood Securities Inc. and Fearnley Securities AS (collectively, the “Underwriters”), in connection with the offering, pursuant to which the Company issued an aggregate 26,220,000 Common Shares at an issue price of C$3.30 per Common Share for aggregate gross proceeds of $86,526,000 (including the exercise in full of the Underwriters’ over-allotment option) (the “Offering”). In consideration for their services, the Underwriters received an aggregate cash commission of C$5,191,560.

The Offering was completed pursuant to a prospectus supplement (the “Prospectus Supplement”) dated September 26, 2025 to the Company’s short form base shelf prospectus dated September 23, 2025 (the “Base Shelf Prospectus”), in each of the provinces and territories of Canada, other than Québec, and in those other jurisdictions outside Canada pursuant to exemptions from prospectus and registration requirements.

The net proceeds from the Offering are expected to be used to develop the Blue Moon project in California, confirm the ideal processing solution for the mineralized material from the Blue Moon project, additional exploration at the Blue Moon, Nussir and NSG projects, working capital, and general and administration and corporate activities, as further described in the Prospectus Supplement. The Offering remains subject to the final approval of the TSX Venture Exchange.

The Common Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act and applicable states securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Access to the Prospectus Supplement, the corresponding Base Shelf Prospectus and any amendment to the documents is provided in accordance with securities legislation relating to procedures for providing access to a prospectus supplement, a base shelf prospectus and any amendment thereto. The Prospectus Supplement and the corresponding Base Shelf Prospectus are available on SEDAR+ at www.sedarplus.ca, and amendments thereto, if any, will be within two business days.

No new insiders, or control persons, were created as a result of the Offering.

An electronic or paper copy of the Prospectus Supplement, the corresponding Base Shelf Prospectus and any amendment to the documents may be obtained, without charge, from Scotia Capital Inc. at 40 Temperance Street, 6th Floor, Toronto Ontario, M5H 0B4, Attention: Equity Capital Markets, or by phone at (416) 863-7704 or by email at equityprospectus@scotiabank.com, or from Canacccord Genuity Corp. by email at ecm@cgf.com, by providing the contact with an email address or address, as applicable.

Insider Participation

Certain insiders of the Company have subscribed for 2,105,000 Common Shares under the Offering for aggregate gross proceeds of $6,946,500. Each subscription by an “insider” is considered to be a “related party transaction” for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company did not file a material change report more than 21 days before the expected closing date of the Offering as the details of the Offering and the participation therein by each “related party” of the Company were not settled until shortly prior to the closing of the Offering, and the Company wished to close the Offering on an expedited basis for sound business reasons. The Company is relying on exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101. The Company is exempt from the formal valuation requirement in section 5.4 of MI 61-101 in reliance on section 5.5(a) of MI 61-101 as the fair market value of the transaction, insofar as it involves interested parties, is not more than 25% of the Company’s market capitalization. Additionally, the Company is exempt from minority shareholder approval requirement in section 5.6 of MI 61-101 in reliance on section 5.7(1)(a) of MI 61-101 as the fair market value of the transaction, insofar as it involves interested parties, is not more than 25% of the Company’s market capitalization.

About Blue Moon

Blue Moon is advancing 3 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway and the Blue Moon zinc-gold-silver-copper project in the United States. All 3 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Such factors include, among others, the final approval of the Offering by the TSX Venture Exchange and the intended use of the proceeds of the Offering. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about Blue Moon and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.